UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

POINT Biopharma Global Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

730541 109
(CUSIP Number)

Allan C. Silber
c/o POINT Biopharma Global Inc.
22 St. Clair Avenue East, Suite 1201, Toronto, Ontario, M4T 2S3, Canada

(833) 544-2637
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 730541 109

(1)	Names of reporting persons Allan C. Silber
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF; SC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%*
(14)	Type of reporting person (see instructions) IN

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.0001 per share (“Common Stock”), issued by POINT Biopharma Global Inc. (the “Company” or the “Issuer”) whose principal executive offices are located at 4850 West 78th Street, Indianapolis, IN 46268. This Amendment amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on July 12, 2021, as amended by (i) the Amendment No. 1 to Schedule 13D filed by the Reporting Person with the SEC on November 22, 2022 and (ii) the Amendment No. 2 to Schedule 13D filed by the Reporting Person with the SEC on October 3, 2023 (the “Schedule 13D”) as specifically set forth herein. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement and Related Transactions

As previously disclosed, on October 2, 2023, Eli Lilly and Company, an Indiana corporation (“Parent”), Yosemite Falls Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) relating to, among other things, the merger of Merger Sub with and into the Company (the “Merger”), in an all-cash transaction, pursuant to a tender offer (the “Offer”), with the Issuer surviving the Merger. In connection with the Merger Agreement, on October 2, 2023, the Reporting Person entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with Parent and Merger Sub, pursuant to which the Reporting Person agreed, among other things, to tender all of the shares of Common Stock held by the Reporting Person in the Offer, subject to the terms and conditions set forth therein.

The Offer and related withdrawal rights expired at 5:00 p.m., Eastern Time, on December 22, 2023. The Reporting Person tendered, or caused to be tendered, 9,227,975 shares of Common Stock in the Offer, for the right to receive a cash payment of $12.50 (the “Merger Consideration”) per share of Common Stock, without interest, subject to any applicable withholding of taxes. On December 26, 2023, as a result of the satisfaction of the conditions to the Offer, Merger Sub accepted for payment all shares of Common Stock validly tendered (and not properly withdrawn) pursuant to the Offer. The remaining conditions to the Merger set forth in the Merger Agreement were satisfied, and, following the consummation of the Offer, Merger Sub was merged with and into the Company on December 27, 2023 (the “Effective Time”), with the Company surviving the Merger.

Immediately prior to the Effective Time, the Reporting Person held vested but unexercised options to purchase an aggregate of 876,585 shares of Common Stock. Pursuant to the terms of the Merger Agreement, at the Effective Time, each such option was cancelled and converted into the right to receive, for each share underlying such option, an amount in cash, without interest, less any applicable tax withholding, equal to the excess of the Merger Consideration over the exercise price per share of such option. The 9,227,975 shares of Common Stock tendered by the Reporting Person in the Offer, together with the 876,585 shares of Common Stock underlying vested but unexercised options held by the Reporting Person, constituted all of the shares of Common Stock beneficially owned by the Reporting Person.

Accordingly, as of December 27, 2023, the Reporting Person ceased to beneficially own any shares of Common Stock of the Company.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 3, 2023 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)–(b)	As a result of the consummation of the Offer and Merger, the Reporting Person no longer beneficially owns any securities of the Issuer nor has sole or shared power to vote, direct the vote, dispose or direct the disposition with respect to any securities of the Issuer, and the filing of this Amendment No. 3 represents the final amendment to the Schedule 13D and constitutes an “exit” filing for the Reporting Person.

(c)

On November 3, 2023, the Reporting Person donated 500,000 shares of Common Stock, held indirectly through a trust for which the Reporting Person is the trustee, to a charitable donor-advised fund.

Except as set forth in this Item 5(c) or in Item 4 above, the Reporting Person has not entered into any transactions in the securities of the Issuer during the past 60 days.

(d)	Other than the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
(e)	As of December 26, 2023, the Reporting Person ceased to beneficially own more than 5% of the outstanding Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2023

/s/ Allan C. Silber
Allan C. Silber